Exhibit 99(a)(12)

CONTACT:    Bumgarner Enterprises, Inc.
            Charles G. Masters 727-381-4904


For Immediate Release
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          Bumgarner Enterprises, Inc. Announces Extension of Tender Offer
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ST. PETERSBURG, FLORIDA, January 29, 2001 - Bumgarner Enterprises, Inc.
announced today that it is extending the expiration date of its offer to purchase for cash for up to 4,225,000 shares of common stock of Ranger Industries, Inc. (OTC: RNGR) from 5:00 P.M., New York City time, on January 31, 2001 to 12:00 midnight, New York City time, on February 5, 2001. At the close of business on January 26, 2001, tenders for a total of 2,478,827 Ranger shares had been received by the depositary for the offer.